Exhibit 99.3

Your Vote Counts! ALTAMIRA THERAPEUTICS LTD. CLARENDON HOUSE 2 CHURCH STREET HAMILTON HM11 BERMUDA ALTAMIRA THERAPEUTICS LTD. 2025 Annual General Meeting Vote by June 9, 2025 11:59 PM ET Vote in Person at the Meeting* June 11, 2025 8:00 AM, Local Bermuda Time Clarendon House 2 Church Street Hamilton HM 11 Bermuda *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares. Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V75265 - P31455 You invested in ALTAMIRA THERAPEUTICS LTD. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on June 11, 2025. Get informed before you vote View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 28, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1 - 800 - 579 - 1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. V75266 - P31455 For 1. To elect the following four persons as directors of the Company to hold office until the 2026 Annual General Meeting (or until their respective successors are elected). Nominees: Thomas Meyer 1a. For Mats Peter Blom 1b. For Alain Munoz 1c. For Dominik Lysek 1d. For 2 . To appoint BDO AG, Zurich as the Company’s independent registered public accounting firm for the fiscal year ending December 31 , 2025 and authorize the Company’s Audit Committee of the Board of Directors to determine their remuneration . NOTE: In their discretion, the persons appointed as proxies are authorized to vote upon such other business as may properly come before the meeting, or at any adjournment or postponement thereof. Voting Items Board Recommends